EXHIBIT 5

GARY P. KREIDER
DIRECT DIAL: (513) 579-6411
FACSIMILE: (513) 579-6956
Email: GKreider@kmklaw.com

May 22, 2002

Meritage Hospitality Group Inc.
1971 Beltline Ave., N.E., Suite 200
Grand Rapids, Michigan 49525

Ladies and Gentlemen:

        This firm is general counsel to Meritage Hospitality Group Inc. and, as such, we are familiar with Meritage’s Articles of Incorporation, Bylaws and corporate proceedings generally. We have reviewed the corporate records as to the establishment of Meritage’s 2002 Management Equity Incentive Plan which calls for the issuance of shares of Common Stock to employees and advisors of Meritage. Based solely upon such examination, we are of the opinion that:

        1.     Meritage is a duly organized and validly existing corporation under the laws of the State of Michigan; and

        2.    Meritage has taken all necessary and required corporate actions in connection with the proposed issuance of 750,000 shares of Common Stock pursuant to the 2002 Management Equity Incentive Plan, and the Common Stock, when issued and delivered, will be validly issued, fully paid and non-assessable shares of Common Stock of Meritage free of any claim of pre-emptive rights.

        We hereby consent to be named in the Registration Statement and the Prospectus. In providing this consent, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933 or that we are within the category of persons which consent is required under Section 7 of the Securities Act of 1933.

Very truly yours, KEATING, MUETHING & KLEKAMP, P.L.L. By: /s/Gary P. Kreider Gary P. Kreider